FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF MARCH 31, 2022

(Numbers expressed in millions of US dollars)

•	Cumulative revenues as of March 2022 registered a 15.9% increase compared to the same period in 2021, reaching US$ 3,794 million, explained by higher revenues in Brazil, Colombia, Peru, and Argentina, and by the consolidation of EGP Américas (EGPA) as of April 1, 2021.

•	EBITDA in the first quarter of the year increased by 47.7% compared to the same period of the previous year, reaching US$ 1,166 million. This is mainly explained by the contribution of EGPA and better results in the distribution business mainly in Brazil, partially offset by lower EBITDA in Argentina and a US$ 64 million negative impact from the exchange rate.

Country	EBITDA (in millions of US$)
	First quarter
	Q1 2022	Q1 2021	% Change

Argentina	22	24	(8.8%)
Brazil	602	318	89.3%
Colombia	362	318	14.0%
Peru	160	135	18.4%
EGP Central America	26	-	-
Enel Américas (*)	1,166	789	47.7%
(*) Includes Holding and Adjustments

•	Operating Income (EBIT) increased by 54.8% in the first quarter to US$ 802 million, explained by higher EBITDA partially offset by higher depreciation and amortization, and a greater impairment loss on accounts receivable.

•	Net income attributable to the parent company reached US$ 366 million during this quarter, representing a 99.6% growth compared to the same period of the previous year. This is mainly explained by a better operating income, together with greater positive exchange differences, partially offset by higher financial costs.

•	Net financial debt reached US$ 7,393 million, which represents a 25.9% increase compared to the end of 2021, explained mainly by a higher net debt in Enel Brasil, EGP Cachoeira Dourada and by the exchange rate effect, especially in Brazil.

•	CAPEX in the first 3 months of 2022 totaled US$ 563 million, which includes US$ 137 million of EGPA. Without considering the latter, CAPEX increased by 44.5% compared to the same period of the previous year, mainly explained by increases in the Brazilian Distribution companies.
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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

I.	Perimeter Change, incorporation of EGP Américas

On September 21, 2020, the Board of Directors of Enel Américas unanimously resolved to initiate a merger process aimed at the acquisition by Enel Américas of EGP Américas SpA ("EGP Américas") through a merger with and into Enel Américas (hereinafter the "Merger"). Immediately prior to the Merger, EGP Américas, a newly formed company, would keep Enel Green Power S.p.A.'s renewable energy generation business in Central and South America, excluding Chile.

The Merger, which entered into force on April 1, 2021, is in line with the Group's strategy and development plans, considering the high priority in the promotion of renewable energies carried out in the region, which makes it possible to accelerate the positioning of Enel Américas within the energy transition scenario and turn it into the leading company in Central and South America in energy generation and distribution. As a result of the Merger, Enel Américas has strengthened its renewable energy generation business, as well as diversified geographically, through the incorporation of assets in Costa Rica, Guatemala, and Panama, in addition to acquiring new assets in South American countries where it was already present, increasing its installed capacity in the region by 5 GW of operating and construction capacity , in addition to a pipeline that will be evaluated during the operation.

In an extraordinary meeting of shareholders held on December 18, 2020, the shareholders of Enel Américas approved the Merger, subject to the compliance with certain conditions precedent.

Finally, the Merger was finalized on April 1, 2021, incorporating the following main companies from that date on:

•	Enel Green Power Brasil Participacoes Ltda.
•	Enel Green Power Costa Rica S.A.
•	Enel Green Power Colombia S.A.S ESP
•	Enel Green Power Guatemala S.A.
•	Enel Green Power Panamá S.R.L.
•	Enel Green Power Perú S.A.C.
•	Enel Green Power Argentina S.A.
•	Energía y Servicios South América SpA
•	ESSA2 SpA.

On the same date, April 1, 2021, all the amendments to the bylaws of Enel Américas approved by the Shareholders’ Meeting, consisting of the respective capital increase and the elimination of the limitations and restrictions established in the statutes by application of Title XII of Decree Law No. 3,500 of 1980 – with the sole exception of the Investment and Financing Policy that remains – become effective, in particular, in the case of a shareholder and his related persons not being able to concentrate more than 65% of the voting capital in Enel Américas.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

II.	Merger of Colombia Companies

The merger by absorption of our subsidiaries Emgesa S.A. ESP (Absorbing company), Codensa S.A. ESP, Enel Green Power Colombia S.A.S. ESP y ESSA2 SpA (Absorbed companies) took place on March 1, 2022. The new corporate name of the merged company is Enel Colombia S.A. ESP, a company in which Enel Américas holds a 57.345% stake as a result of this operation.

III.	Change in Accounting Policy

As a result of the review of the accounting policies applied at the end of 2021, it was concluded that in order to achieve a better presentation of the operational and financial performance of the electric power distribution business developed by its subsidiaries in Brazil, the updating of the financial assets, which represent the value to be recovered at the end of the corresponding concessions (compensation value) and originally presented as financial income, could be more appropriately classified as operating income, along with other income related to its core business.

The justification of this change in criteria is detailed in Note 2.2. (c) of the consolidated financial statements.

In accordance with the provisions of IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", as a result of the accounting change explained in the preceding paragraphs, the Group made retrospective reclassifications to the comprehensive consolidated income statements for the period ended March 31, 2021, originally issued on May 3, 2021. The reclassifications carried out did not change the total assets, equity, net result, and cash flows.

For the purposes of this Press Release, all the figures presented in consolidated terms, as well as those individual figures that affect each of the Distribution Companies in Brazil have been reclassified to achieve adequate comparability for the 2022 and 2021 periods.

For the purposes of a better analysis, the amounts by which financial income has decreased and other operating income has increased are presented in the figures shown in the Press Release issued on March 31, 2021:

Figures expressed in millions of US$
Affected Income Statements Lines	Accumulated
March 31, 2021
Other operating income	48
Financial income	(48)
Net effect	-

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

SUMMARY BY BUSINESS SEGMENT

Generation and transmission

The generation and transmission business at the end of March 2022 showed a 54.7% increase in EBITDA compared to the same period of the previous year, reaching US$ 513 million. This is mainly explained by the incorporation of EGPA to the consolidation perimeter. The highest growth was seen in Brazil, where EBITDA increased by 214%.

Energy sales grew by 34.1% during the period while generation increased by 34.8%.

	First quarter
	Q1 2022	Q1 2021	% Change
Total Sales (GWh)	19,027	14,186	34.1%
Total Generation (GWh)	13,069	9,698	34.8%

Distribution

In distribution, EBITDA increased by 38.9% in this first quarter of 2022 compared to the same period of the previous year, reaching US$ 666 million. This is explained by better results in Brazil, Colombia, and Peru, partially offset by a lower performance in Argentina.

At the end of March 2022, the consolidated number of customers showed an increase of 568 thousand customers or 2.2% compared to March of the previous year reaching more than 26.3 million, while physical sales increased by 0.5% in the period.

	First quarter
	Q1 2022	Q1 2021	% Change
Total Sales (GWh)	30,216	30,057	0.5%
Number of customers (th)	26,318	25,749	2.2%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

•	Cash and cash equivalents	US$ 1,763 million
•	Cash and cash equiv. + cash investments over 90 days	US$ 1,846 million
•	Available committed lines of credit (*)	US$ 577 million

(*) It includes two credit lines committed between parties related to Enel Finance International (EFI). One of them from Enel Américas for an available amount of US$ 112 million and the other of EGP Perú for an available balance of US$ 14 million.

The average nominal interest rate in March 2022 increased from 6.1% in December 2021 to 8.6%, mainly influenced by worse rate conditions in debt refinancing in Brazil and Colombia and an upward trend in indexes associated with variable debt rates in Brazil. This was partially offset by better rate conditions in debt refinancing in Enel Américas Holding and Peru.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•	Enel Américas Group’s foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they take on any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 2,057 million and forwards of US$ 2,174 million.

•	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 581 million.
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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru. Virtually all our income and cash flows come from the operations of our subsidiaries, jointly controlled entities, and associates in these seven countries.

Generation and Transmission Business Segment

In total, Enel Américas Group’s net installed capacity reached 15,962 MW as of March 31, 2022. 68.6% of the consolidated generation capacity comes from hydroelectric, wind and solar sources and 31.4% from thermal sources. This capacity and the mix of energy sources were achieved thanks to the incorporation of EGPA in 2021, which is expected to continue growing in the future, increasing over time the percentage of renewable generation sources.

The Group’s generation business is done through the following subsidiaries: Enel Generación Costanera, Enel Generación el Chocón, Central Dock Sud and Enel Green Power Argentina S.A. in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza, EGP Volta Grande, and Enel Brasil S.A. (Parent of EGP companies) in Brazil, Enel Costa Rica S.A., Enel Colombia S.A. ESP (New company continuing Emgesa and which also merged with Enel Green Power Colombia S.A.S), Enel Green Power Guatemala S.A., Enel Green Power Panama S.R.L., and Enel Generación Perú, Enel Generación Piura, and Enel Green Power Perú S.A.C. in Peru. The electric power transmission business is mainly carried out through an interconnecting line between Argentina and Brazil, through Enel CIEN, a subsidiary of Enel Brasil, with a transmission capacity of 2,200 MW.

The following table summarizes the physical information of the generation segment, at the end of the first quarter ended March 31, 2022, and 2021, for each subsidiary:

Company	Markets in which operates	Energy Sales (GWh)			Market Share
		First quarter
		Q1 2022	Q1 2021%		March 2022	March 2021

Enel Generación Costanera S.A.	SIN Argentina	1,701	1,639	3.8%	4.6%	5.0%
Enel Generación El Chocón S.A.	SIN Argentina	441	513	(14.0%)	1.2%	1.6%
Central Dock Sud	SIN Argentina	1,313	1,155	13.7%	3.5%	3.5%
Enel Brasil (Ex - Enel EGP)	SICN Brasil	4,256	-	-	3.4%	-
EGP Volta Grande S.A.	SICN Brasil	430	386	11.4%	0.3%	0.3%
EGP Cachoeira Dourada S.A. (*)	SICN Brasil	1,455	2,007	(27.5%)	1.2%	1.6%
Enel Generación Fortaleza S.A.	SICN Brasil	1,106	1,494	(26.0%)	0.9%	1.2%
Enel Colombia - Generation (Ex - Emgesa)	SIN Colombia	4,313	4,098	5.2%	23.1%	23.0%
Enel Colombia - Generation (Ex - EGP Colombia)	SIN Colombia	238	-	-	1.3%	-
Enel Generación Perú S.A. (Edegel)	SICN Peru	2,704	2,740	(1.3%)	19.8%	20.6%
Enel Generación Piura S.A. (Piura)	SICN Peru	152	154	(1.3%)	1.1%	1.2%
EGP Perú	SICN Peru	242	-	-	1.8%	-
EGP Centroamérica	(*)	676	-	-	7.3%	-

Total		19,027	14,186	34.1%

(*)	The companies in Costa Rica, Guatemala, and Panama, participate in their local markets SEN (Costa Rica), SEN (Guatemala) and SIN (Panama) respectively, and may eventually participate in the MER (Regional Electricity Market), which is a global market that covers the 6 Central American countries.
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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Distribution Business Segment

The distribution business is carried out through the subsidiaries Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución São Paulo in Brazil, Enel Colombia S.A. ESP (a new company that merged the operations of Codensa) in Colombia, and Enel Distribución Perú in Peru. These companies serve the biggest cities in Latin America, delivering electric service to more than 26.3 million customers.

The following tables show some key indicators of the distribution segment by subsidiary, at the end of the first quarter ended March 31, 2022, and 2021:

Company	Energy Sales (GWh) (*)			Energy losses
	First quarter			(%)
	Q1 2022	Q1 2021%		March 2022	March 2021

Empresa Distribuidora Sur S.A. (Edesur)	4,171	4,033	3.4%	17.7%	19.3%
Enel Distribución Río S.A.	3,075	3,185	(3.5%)	20.6%	22.3%
Enel Distribución Ceará S.A.	3,081	3,033	1.6%	16.3%	15.9%
Enel Distribución Goiás S.A.	3,589	3,607	(0.5%)	11.2%	11.0%
Enel Distribución Sao Paulo S.A.	10,543	10,641	(0.9%)	10.6%	10.9%
Enel Colombia - Distribution	3,667	3,519	4.2%	7.5%	7.7%
Enel Distribución Perú S.A. (Edelnor)	2,090	2,039	2.5%	8.7%	8.6%

Total	30,216	30,057	0.5%	12.7%	13.2%

(*): Sales to end customers and tolls are included.

Company	Customers (th)

	March 2022	March 2021	% Change

Empresa Distribuidora Sur S.A. (Edesur)	2,560	2,515	1.8%
Enel Distribución Río S.A.	3,061	2,996	2.2%
Enel Distribución Ceará S.A.	4,066	3,977	2.2%
Enel Distribución Goiás S.A.	3,311	3,230	2.5%
Enel Distribución Sao Paulo S.A.	8,090	7,927	2.1%
Enel Colombia - Distribution	3,727	3,641	2.4%
Enel Distribución Perú S.A. (Edelnor)	1,502	1,465	2.6%

Total	26,318	25,749	2.2%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

The following table shows energy sales revenues by business segment, customer category and country, in cumulative and quarterly terms as of March 31, 2022, and 2021:

Energy Sales Revenues (in million of US$)	First quarter
	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021	Q1 2022	Q1 2021

Generation	46	42	307	387	329	281	159	125	65	-	906	835	(187)	(176)	719	659
Regulated customers	-	-	293	56	143	156	81	66	51	-	568	278	(162)	(176)	406	102
Non regulated customers	-	-	11	117	119	100	59	49	-	-	189	266	(5)	-	184	266
Spot Market	46	42	3	214	67	25	18	9	14	-	148	290	(20)	-	128	290
Other customers	-	-	-	-	-	-	1	1	-	-	1	1	-	-	1	1

Distribution	174	150	1,504	1,379	234	206	238	221	-	-	2,151	1,956	-	-	2,150	1,956
Residential	73	71	866	803	96	122	224	123	-	-	1,260	1,119	-	-	1,259	1,119
Commercial	49	50	379	271	78	47	10	23	-	-	516	391	-	-	516	391
Industrial	33	13	103	124	33	21	-	44	-	-	169	202	-	-	169	202
Others	19	16	156	181	27	16	4	31	-	-	206	244	-	-	206	244

Less: Consolidation adjustments	-	-	(83)	(64)	(58)	(78)	(46)	(34)	-	-	(187)	(176)	187	176	-	-

Energy Sales Revenues	220	192	1,728	1,702	505	409	351	312	65	-	2,870	2,615	-	-	2,869	2,615

Variation in million US$ and%.	28	(14.6%)	26	1.5%	96	23.5%	39	12.5%	65	-	255	9.8%	-	-	254	9.7%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

Net income attributable to Enel Américas controlling shareholders for the period ended on March 31, 2022, was US$ 366 million, representing a 99.6% increase in relation to the US$ 183 million net income registered in the same period of the previous year.

Below we present an item-by-item comparison of the income statement for the periods ended on March 31, of 2022 and 2022:

CONSOLIDATED INCOME STATEMENT (in million of US$)	First quarter
	Q1 2022	Q1 2021	Change	% Change

Revenues	3,794	3,275	519	15.9%
Sales	2,869	2,615	254	9.7%
Other operating revenues	925	660	265	40.3%
Procurements and Services	(2,190)	(2,076)	(114)	(5.5%)
Energy purchases	(1,475)	(1,523)	48	3.1%
Fuel consumption	(35)	(35)	(0)	(0.9%)
Transportation expenses	(265)	(266)	1	0.4%
Other variable procurement and service cost	(415)	(252)	(163)	(65.0%)
Contribution Margin	1,604	1,199	405	33.7%
Personnel costs	(131)	(142)	11	8.0%
Other expenses by nature	(307)	(268)	(39)	(14.6%)
Gross Operating Income (EBITDA)	1,166	789	377	47.7%
Depreciation and amortization	(268)	(221)	(47)	(20.9%)
Impairment Losses (Reversals) due to the application of IRFS 9	(96)	(50)	(46)	(92.6%)
Operating Income (EBIT)	802	518	284	54.8%
Financial Result	(107)	(129)	22	16.4%
Financial income	97	53	44	83.4%
Financial expenses	(347)	(199)	(148)	(74.5%)
Results by units of adjustments (hyperinflation - Argentina)	57	21	36	168.5%
Foreign currency exchange differences, net	86	(4)	90	n.a.
Net Income Before Taxes	695	389	306	78.4%
Income Tax	(222)	(101)	(121)	(119.6%)
Net Income After Taxes	473	288	185	63.9%
NET INCOME	473	288	185	63.9%
Net Income attributable to owners of parent	366	183	183	99.6%
Net income attributable to non-controlling interest	107	105	2	1.7%

Earning per share US$ (*)	0.00341	0.00241	0.00100	41.6%

(*) As of March 31, 2022, and 2021, the average number of outstanding common shares totaled 107,279,880,530 and 76,086,311,036, respectively.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

EBITDA

EBITDA for the period ended March 31, 2022, was US$ 1,166 million, a US$ 377 million increase, equivalent to a 47.7% increase compared to the US$ 789 million EBITDA as of March 31, 2021.

Operating revenues, operating costs, staff costs and other expenses by nature for the operations that determine our EBITDA, broken down by each business segment for the periods ended March 31, 2022, and 2021, are presented below:

EBITDA BY BUSINESS SEGMENT / COUNTRY (in million of US$)	First quarter
	Q1 2022	Q1 2021	Change	% Change

Generation and Transmission:
Argentina	48	43	5	10.5%
Brazil	323	406	(83)	(20.4%)
Colombia	336	290	46	15.7%
Peru	169	128	41	32.0%
Central America	66	-	66	-
Revenues Generation and Transmission Segment	942	867	75	8.6%

Distribution business:
Argentina	189	157	32	20.5%
Brazil	2,125	1,795	330	18.4%
Colombia	463	413	50	12.1%
Peru	251	233	18	7.5%
Revenues Distribution Segment	3,028	2,598	430	16.5%

Consolidation adjustments and other business activities	(176)	(190)	14	(11.4%)

Total Consolidated Revenues Enel Américas	3,794	3,275	519	15.9%

Generation and Transmission:
Argentina	(3)	(5)	2	(42.4%)
Brazil	(132)	(347)	215	(61.8%)
Colombia	(115)	(93)	(22)	23.9%
Peru	(53)	(35)	(18)	50.0%
Central America	(32)	-	(32)	-
Procurement and Services Generation and Transmission Segment	(335)	(480)	145	(30.2%)

Distribution business:
Argentina	(130)	(107)	(23)	21.0%
Brazil	(1,469)	(1,282)	(187)	14.6%
Colombia	(274)	(242)	(32)	13.5%
Peru	(169)	(155)	(14)	9.3%
Procurement and Services Distribution Segment	(2,042)	(1,786)	(256)	14.3%

Consolidation adjustments and other business activities	187	190	(3)	(1.6%)

Total Consolidated Procurement and Services Enel Américas	(2,190)	(2,076)	(114)	5.5%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Continued

EBITDA BY BUSINESS SEGMENT / COUNTRY (in million of US$)	First quarter
	Q1 2022	Q1 2021	Change	% Change

Generation and Transmission:
Argentina	(9)	(7)	(2)	21.3%
Brazil	(4)	(3)	(1)	25.5%
Colombia	(9)	(8)	(1)	13.0%
Peru	(8)	(7)	(1)	14.1%
Central America	(3)	-	(3)	-
Personnel Expenses Generation and Transmission Segment	(33)	(25)	(8)	29.9%

Distribution business:
Argentina	(24)	(22)	(2)	8.3%
Brazil	(50)	(75)	25	(33.8%)
Colombia	(9)	(9)	-	2.0%
Peru	(5)	(6)	1	(9.2%)
Personnel Expenses Distribution Segment	(88)	(112)	24	(21.3%)

Consolidation adjustments and other business activities	(10)	(5)	(5)	97.1%

Total Consolidated Personnel Expenses Enel Américas	(131)	(142)	11	(8.0%)

Generation and Transmission:
Argentina	(9)	(9)	-	(7.0%)
Brazil	(22)	(4)	(18)	461.5%
Colombia	(13)	(9)	(4)	45.2%
Peru	(12)	(9)	(3)	37.3%
Central America	(5)	-	(5)	-
Other Expenses by Nature Generation and Transmission Segment	(61)	(31)	(30)	98.2%

Distribution:
Argentina	(39)	(25)	(14)	53.8%
Brazil	(159)	(159)	-	0.2%
Colombia	(21)	(25)	4	(15.0%)
Peru	(13)	(11)	(2)	17.8%
Other Expenses by Nature Distribution business	(232)	(220)	(12)	5.2%

Consolidation adjustments and other business activities	(14)	(17)	3	(16.8%)

Total Consolidated Other Expenses by Nature Enel Américas	(307)	(268)	(39)	14.6%

EBITDA

Generation and Transmission:
Argentina	27	22	5	21.4%
Brazil	165	52	113	214.0%
Colombia	199	180	19	10.3%
Peru	96	77	19	24.8%
Central America	26	-	26	-
EBITDA Generation and Transmission Segment	513	331	182	54.7%

Distribution:
Argentina	(4)	3	(7)	(240.0%)
Brazil	447	279	168	60.2%
Colombia	159	137	22	15.9%
Peru	64	61	3	4.7%
EBITDA Distribution business	666	480	186	38.9%

Consolidation adjustments and other business activities	(13)	(22)	9	(43.1%)

Total consolidated EBITDA Enel Américas	1,166	789	377	47.7%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

EBITDA GENERATION AND TRANSMISSION SEGMENT

Argentina:

ARGENTINA	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

Enel Generación Costanera	10	9	1	14.4%
Enel Generación Chocón	6	5	1	25.2%
Central Dock Sud	11	8	3	29.8%

EBITDA Generation Segment	27	22	5	21.4%

EBITDA of our generation subsidiaries in Argentina reached US$ 27 million as of March 2022, which represents a US$ 5 million increase compared to the same period of the previous year. The main variables, by subsidiary, that explain this increase in March 2022, are described below:

Enel Generación Costanera S.A.: US$ 1 million higher EBITDA mainly due to the readjustments of collections allowed by regulatory entities in Argentina partially offset by the conversion effect of the Argentine peso against the US dollar.

Enel Generación Costanera's operating revenues increased by US$ 2 million, or 8.6%, as of March 2022 compared to the previous year. The increase is mainly explained by: (i) US$ 6 million higher revenues due to the application of the new regulation pursuant to Resolution No. 440/2021, which established that the values of energy and power maintained in Argentine pesos can be readjusted by 29% retroactively from February 2021, but which were only applied as of June 2021, and additionally Resolution No. 1.037 from November 2021 that improves the payment of power by eliminating the penalty for the usage factor and granting additional revenues for energy exports to Brazil; (ii) US$ 1 million extraordinary revenues from insurance payment of a claim. The above effects were partially offset by the US$ 5 million negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar.

Operating costs were in line with those presented in the same period of the previous year.

Staff costs increased by US$ 1 million and are explained by US$ 2 million salary increases partially offset by a US$ 1 million decrease as a result of the devaluation of the Argentine peso against the US dollar.

Other expenses by nature remain in line with those recorded in the same period of the year 2021.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Enel Generación El Chocón.: US$ 1 million higher EBITDA mainly due to the readjustments of collections allowed by regulatory entities in Argentina partially offset by the conversion effect of the Argentine peso against the US dollar.

Enel Generación El Chocón's operating income increased by US$ 1 million, or 15.2% as of March 2022 compared to the previous year. The increase is mainly explained by US$ 3 million higher revenues due to the application of the new regulation pursuant to Resolution No. 440/2021, which established that the values of energy and power maintained in Argentine pesos can be readjusted by 29% retroactively from February 2021, but that were only applied as of June 2021, and additionally Resolution No. 1,037 from November 2021 that improves the payment of power by eliminating the penalty for the usage factor and granting additional revenues for the export of energy to Brazil. This was partially offset by the US$ 2 million negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar.

Operating costs were in line with those presented in the same period of the previous year.

Staff costs were in line with those presented in the same period of the previous year.

Other expenses by nature were in line with those presented in the same period of the previous year.

Central Dock Sud: US$ 3 million higher EBITDA mainly due to the readjustments of collections allowed by regulatory entities in Argentina, and higher physical volumes of energy sold, partially offset by the conversion effect of the Argentine peso against the US dollar.

Operating revenues increased by US$ 2 million, or 12.1%, as of March 2022 compared to the same period of the previous year, which is mainly explained by: (i) a US$ 4 million increase due to the application of the new regulation pursuant to Resolution No. 440/2021, which established that the values of energy and power maintained in Argentine pesos can be readjusted by 29% retroactively from February 2021, but that were only applied since June 2021, (ii) US$ 1 million higher volume of physical energy sale equivalent to 158 GWh, due to the shorter duration of the boroscopic inspection of the combined cycle, carried out in March 2022, compared to the one at carried out in March 2021. This was partially offset by US$ 3 million lower revenues as a result of the devaluation of the Argentine peso against the US dollar.

Operating costs registered a positive US$ 1 million effect as a result of the cessation of fuel recognition by CAMMESA.

Staff costs were in line with the same period of the previous year.

Other expenses by nature were in line with the same period of the previous year.

13

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Brazil

BRAZIL	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

EGP Cachoeira Dourada	15	14	1	7.8%
Enel Generación Fortaleza	26	18	8	42.1%
EGP Volta Grande	17	14	3	15.0%
Enel Cien	13	12	1	10.1%
Enel Trading	13	(6)	19	331.2%
EGP Brasil	81	-	81	-

EBITDA Generation and Transmission Segment	165	52	113	214.0%

EBITDA of our generation and transmission subsidiaries in Brazil reached US$ 165 million as of March 2022, representing a US$ 113 million increase compared to the same period of the previous year. The main variables, by subsidiary, that explain this increase in results as of March 2022 are described below:

EGP Cachoeira Dourada S.A.: US$ 1 million higher EBITDA mainly due to the positive conversion effect stemming from the appreciation of the Brazilian real against the US dollar during the period ended March 31, 2022.

Operating revenues decreased by US$ 196 million, equivalent to 85.1%, as of March 2022. The decrease is mainly explained by: (i) lower energy sales due to energy imports from Argentina and Uruguay, given the improvement in water conditions in Brazil, totaling US$ 180 million; and (ii) US$ 18 million lower volume of physical sale of energy (-552GWh) as a result of the transfer of contracts to Enel Trading Brasil. These effects were partially offset by US$ 2 million positive conversion effect related to the appreciation experienced by the Brazilian real against the US dollar during the first quarter of 2022.

Operating costs decreased by US$197 million or 92.4%, mainly due to: (i) US$ 178 million lower energy purchases from Argentina and Uruguay given the improvement of water conditions in Brazil; (ii) US$ 20 million lower volume of energy purchases (-552GWh) as a result of the transfer of commercialization contracts to Enel Trading Brasil. These effects were partially offset by the US$ 1 million positive conversion effect related to the appreciation experienced by the Brazilian real against the US dollar during the first quarter of 2022

Staff costs were in line with the same period of the previous year.

Other expenses by nature were in line with the same period of the previous year.

14

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Enel Generación Fortaleza: US$ 8 million higher EBITDA mainly due to lower production costs, given that the company did not need to carry out its own production to comply with the energy supply contracts.

Enel Generación Fortaleza's operating revenues decreased by US$ 8 million, mainly due to: (i) US$ 21 million lower energy sales due to lower physical sales volume (-388 GWh) stemming from the non-generation of the Fortaleza plant, not producing the surplus energy that existed during the same period of 2021, and that was sold in the spot market; (ii) US$ 10 million better average sale prices for higher sales, and (iii) a US$ 3 million positive conversion effect related to the appreciation experienced by the Brazilian real against the US dollar during the first quarter of 2022.

Operating costs decreased by US$ 16 million, mainly due to: (i) US$ 12 million due to lower energy purchases; and (ii) US$ 5 million for lower fuel costs due to the non-production of the Fortaleza plant. This is partially offset by US$ 1 million higher cost due to the appreciation of the Brazilian real in relation to the US dollar.

Staff costs were in line with the same period of the previous year.

Other expenses by nature were in line with the same period of the previous year.

Enel Green Power Volta Grande: US$ 3 million higher EBITDA mainly due to lower value of purchased energy.

Enel Green Power Volta Grande’s operating revenues increased by US$ 3 million mainly by: (i) US$ 3 million for further upgrade of concession assets (RBO), as a result of an HICP that in the first quarter of 2022 was higher than the one registered in 2021 (3% in 2022 v/s 2% in 2021) and higher energy sales (+ 44GWh) due to higher energy allocation related to the improvement of the conditions of the water crisis in Brazil; (ii) a US$ 1 million positive conversion effect related to the appreciation of the Brazilian real against the US dollar in the first quarter of 2022. The above effects were partially offset by US$ 1 million higher revenues mainly due to lower energy prices in the market during the first quarter in 2022, compared to the same period in 2021 (117R$/GWh vs 191R$/GWh).

Operating costs were in line with the same period of the previous year.

Staff costs were in line with the same period of the previous year.

Other expenses by nature were in line with the same period of the previous year.

Enel Cien S.A.: US$ 1 million higher EBITDA mainly due to higher revenues from the annual readjustment of the RAP (Annual Permitted Revenue).

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Enel Trading Brasil S.A.: US$ 19 million higher EBITDA of as a result of higher volume of purchase and sale of traded electricity (+1.3TWh) and commercialized at a better margin according to the purchase and sale contracts adjustment.

Enel Trading Brasil's operating revenues increased by US$ 84 million mainly due to: (i) US$ 75 million for higher volume of energy traded (+1.3TWh) in the first quarter and better average sale prices (214 R$/GWh in the first quarter of 2022 versus 182 R$/GWh in the first quarter of 2021); and (ii) a US$ 9 million positive effect on sales revenues related to the conversion effect due to the appreciation of the Brazilian real against the US dollar.

Enel Trading Brasil's operating costs increased by US$ 64 million compared to the same period of the previous year, mainly due to: (i) US$ 55 million for higher energy purchase volumes (+1.3TWh) and higher average purchase prices (200 R$/GWh in 2022 vs 191 R$/GWh in 2021); and (ii) a US$ 9 million negative effect on operating costs related to the conversion effect due to the appreciation of the Brazilian real against the US dollar.

Operating costs were in line with the same period of the previous year.

Staff costs increased by US$ 1 million, due to higher staff compared to the first quarter of the previous year.

Other expenses by nature were in line with the same period of the previous year.

Enel Green Power Brasil Participacoes Ltda and subsidiaries ("Enel Green Power Brasil"): Group of Companies entered the consolidation perimeter as of April 2021: US$ 81 million EBITDA mainly due to physical sales.

Operating revenues at Enel Green Power Brasil totaled US$ 120 million corresponding to 4,256 GWh sales.

Operating costs at Enel Green Power Brasil totaled US$ 28 million, explained as follows: (i) US$ 18 million energy purchases to cover greater demand, and (ii) US$ 10 million transportation costs.

Staff costs at Enel Green Power Brasil totaled US$ 2 million and are mainly explained by workers’ salaries and social security.

Other expenses by nature in Enel Green Power Brasil totaled US$ 9 million, mainly US$ 4 million for independent outsourced services and US$ 5 million for repair and maintenance costs.

16

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Colombia

COLOMBIA	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

Enel Colombia - Generation (Ex - Emgesa)	204	180	24	13.3%
Enel Colombia - Generation (Ex - EGP Colombia)	(5)	-	(5)	-

EBITDA Generation Segment	199	180	19	10.3%

EBITDA of the generation segment of our subsidiary Enel Colombia reached US$ 199 million as of March 2022, representing a US$ 19 million increase compared to March 2021. The main variables that explain this situation are described below:

Enel Colombia – Generation (ex – Emgesa): US$ 24 million higher EBITDA mainly due to higher physical sales volume and better average sales, partially offset by the negative conversion effect related to the devaluation of the Colombian peso against the US dollar.

Operating revenues in Enel Colombia - Generation (Ex – Emgesa) increased by US$ 36 million or 12% as of March 2022. This increase is mainly explained by: (i) a US$ 62 million price effect due to higher average sale prices (271 COP/kWh in 2022 vs 232 COP/kWh in 2021) as a result of a higher PPI; and (ii) US$ 16 million for higher physical sales volumes (+215GWh). All of the above partially offset by a US$ 42 million negative conversion effect related to the devaluation of the Colombian peso against the US dollar.

Operating costs increased by US$ 9 million and are mainly explained by: (i) a US$ 28 million increase related to energy purchases as a result of a US$ 37 million higher purchase price less the US$ 9 million positive effect caused by lower physical purchases; (ii) US$ 2 million higher fuel cost due to an increase in the use of the Termozipa Powerplant from an improvement of the spot price, and (iii) US$ 3 million higher transportation costs and other supplies. All of the above was partially offset by a US$ 24 million positive conversion effect related to the devaluation of the Colombian peso against the US dollar.

Staff costs remained in line with the same period last year.

Other expenses by nature increased by US$ 3 million, as a result of increases in other third-party services, US$ 4 million readjustments of Colombian CPI partially offset by the US$ 1 million positive conversion effect related to the devaluation of the Colombian peso against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Enel Colombia – Generation (Ex – EGP Colombia and subsidiaries): Group of Companies entered the consolidation perimeter as of April 2021: US$ 5 million negative EBITDA mainly for energy purchases to fulfill with energy sales contracts in the event of partial delays in the entry into operation of EGP Colombia’s generating units.

Operating revenues totaled US$ 10 million corresponding to the sale of 238 GWh.

Operating costs totaled US$ 12 million, due to the purchase of energy to fulfill the commitments acquired in energy sale contracts of the Windpeshi plant, which is pending to enter into operation.

Staff costs totaled US$ 1 million and are mainly explained by workers’ salaries and social security.

Other expenses by nature totaled US$ 2 million mainly due to higher maintenance and repair costs.

Peru

PERU	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

Enel Generación Perú	65	57	8	13.8%
Enel Generación Piura	11	10	1	8.8%
Chinango	12	10	2	27.0%
EGP Perú	8	-	8	-

EBITDA Generation Segment	96	77	19	24.8%

EBITDA of our generation subsidiaries in Peru reached US$ 96 million as of March 2022, representing a US$ 19 million increase compared to the same period of the previous year. The main variables, by subsidiary, that explain the increase in the result as of March 2022, are described below:

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Enel Generación Perú S.A.: US$ 8 million higher EBITDA mainly due to higher revenues due to an increase of the average sale prices partially offset by higher sales costs related to the purchase of fuel and transportation costs as a result of greater thermal generation due to worsening water conditions in Peru.

Operating revenues increased by US$ 28 million, or 27.4% as of March 2022. This increase is explained by a US$ 33 million increase in revenues from 21.4% higher average sale prices mainly due to the indexation of free and regulated customer rates, partially offset by the US$ 5 million negative conversion effect related to the devaluation of the Peruvian sol n against the US dollar.

Operating costs increased by US$ 18 million, mainly due to: (i) US$ 11 million higher purchases of energy in the spot market, and (ii) US$ 9 million higher transportation and fuel costs due to the increase in thermal generation. The above was partially offset by the US$ 2 million positive conversion effect related to the devaluation experienced by the Peruvian sol against the US dollar.

Enel Generación Perú's staff expenses remained in line with the first quarter of the previous year.

Other expenses by nature increased by US$ 2 million during the first quarter of 2022 primarily due to increased outsourcing, repairs and maintenance.

Enel Generación Piura S.A.: US$ 1 million higher EBITDA due to better average sale prices.

Operating revenues increased by US$ 2 million due to better average sale prices related to price indexation of primarily regulated customer rates.

Operating costs increased by US$ 1 million mainly due to higher energy purchases.

Chinango S.A.: US$ 2 million higher EBITDA mainly due to higher revenues associated with better average sale prices mainly as a result of the indexation of regulated customers.

Enel Green Power Perú and subsidiaries ("Enel Green Power Perú"): Group of Companies entered into the consolidation perimeter as of April 2021: US$ 8 million EBITDA mainly due to physical energy sales.

Operating revenues at Enel Green Power Perú reached US$ 11 million corresponding to the sale of 242 GWh.

Operating costs at Enel Green Power Perú totaled US$ 1 million corresponding mainly to energy transport costs.

Staff costs at Enel Green Power Perú totaled US$ 1 million and are mainly explained by workers’ salaries and social security.

Other expenses by nature at Enel Green Power Perú totaled US$ 1 million mainly due to third-party services, repairs and maintenance.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Central America

CENTRAL AMERICA	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

EGP Costa Rica	1	-	1	-
EGP Guatemala	8	-	8	-
EGP Panamá	17	-	17	-

EBITDA Generation Segment	26	-	26	-

Enel Green Power Costa Rica S.A. and subsidiaries (EGP Costa Rica) Group of Companies entered into the consolidation perimeter as of April 2021. US$ 1 million EBITDA in the first quarter of 2022 mainly due to physical sales

Operating revenues at Enel Green Power Costa Rica reached US$ 3 million corresponding to the sale of energy equivalent to 27 GWh.

Staff expenses at Enel Green Power Costa Rica reached US$ 1 million mainly by workers’ salaries and social security.

Other expenses by nature in Enel Green Power Costa Rica reached US$ 1 million mainly by independent outsourced services.

Enel Green Power Guatemala: Group of Companies entered into the consolidation perimeter as of April 2021: US$ 8 million EBITDA in the first quarter of 2022 mainly due to physical sales.

Operating revenues at Enel Green Power Guatemala totaled US$ 26 million mainly US$ 23 million corresponding to the sale of energy equivalent to 224 GWh, and US$ 3 million from other operating income and other services.

Operating costs at Enel Green Power Guatemala reached US$ 13 million explained as follows: (i) US$ 10 million energy purchases to cover a higher demand, and (ii) US$ 3 million transportation costs and other services.

Staff costs at Enel Green Power Guatemala totaled US$ 1 million and are mainly explained by workers’ salaries and social security.

Other expenses by nature in Enel Green Power Guatemala totaled US$ 4 million mainly by an increase of independent outsourced services and repairs and maintenance.

20

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Enel Green Power Panamá S.R.L. and subsidiaries (Enel Green Power Panamá) Group of Companies entered into the consolidation perimeter as of April 2021. US$17 million EBITDA in the first quarter of 2022 primarily from physical sales

Operating revenues at Enel Green Power Panamá totaled US$ 51 million corresponding to US$ 50 million from the sale of energy equivalent to 425 GWh, and US$ 1 million from other operating income and other services.

Operating costs at Enel Green Power Panamá totaled US$ 29 million explained as follows: (i) US$ 27 million energy purchases to cover higher demand, and (ii) US$ 2 million transportation costs.

Staff expenses at Enel Green Power Panamá reached US$ 1 million mainly explained by workers’ salaries and social security.

Other expenses by nature in Enel Green Power Panamá totaled US$ 4 million mainly by independent outsourced services.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

EBITDA DISTRIBUTION SEGMENT

Argentina

ARGENTINA	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

Edesur	(4)	3	(7)	(240.0%)

EBITDA Distribution Segment	(4)	3	(7)	(240.0%)

EBITDA of our distribution subsidiary in Argentina reached a negative amount of US$ 4 million as of March 2022, representing a US$ 7 million decrease compared to March 2021. The main variables of our distribution subsidiary in Argentina which explain this decrease in the March 2022 results are described below:

Operating revenues increased by US$ 32 million, or 20.5% as of March 2022, which is mainly explained by: (i) US$ 64 million due to tariff readjustments approved by the regulatory authority on a temporary basis, pending the next comprehensive tariff review. The readjustment set forth in the ENRE resolution No. 106 established an average readjustment of 9%, which resulted in an increase in the 21.8% added distribution value as of May 1, 2021, and (ii) US$ 7 million higher physical sale in the first quarter of 2022 (+138 GWh). These effects were partially offset by US$ 39 million due to the negative conversion effect as a result of the devaluation of the Argentine peso against the US dollar.

Operating costs increased by US$ 24 million mainly due to: (i) US$ 41 million for higher volume of energy purchases and at higher average purchase prices, and (ii) a US$ 10 million increase in other supplies and variable services associated with the increase in sales volumes, and the tariff readjustments by inflation rate. The above effects were partially offset by the US$ 27 million positive conversion effect related to the devaluation of the Argentine peso against the US dollar.

Staff expenses increased by US$ 2 million, mainly due to an increase of US$ 16 million due to salary increases, explained by inflation recognition and by higher overtime costs; partially offset by (i) a US$ 5 million decrease due to a positive conversion effect as a result of the devaluation of the Argentine peso against the US dollar, and (ii) US$ 9 million for higher labor cost activations in capitalizable projects.

Other expenses by nature increased by US$ 14 million compared to the same period of the previous year, basically due to US$ 22 million higher expenses to hire outsourced services, partially offset by a US$ 8 million positive conversion effect related to the devaluation of the Argentine peso against the US dollar.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

ARGENTINA
Subsidiaries	Energy Losses (%)			Number of customers (in millions)
	March 2022	March 2021	% Change	March 2022	March 2021	% Change

Edesur	17.7%	19.3%	(8.3%)	2.56	2.51	1.8%

Total Distribution Segment	17.7%	19.3%	(8.3%)	2.56	2.51	1.8%

Brazil

BRAZIL	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

Enel Distribución Río	108	71	37	51.5%
Enel Distribución Ceará	78	49	29	60.3%
Enel Distribución Goiás	47	31	16	50.0%
Enel Distribución Sao Paulo	214	128	86	67.6%

EBITDA Distribution Segment	447	279	168	60.2%

EBITDA of our distribution subsidiaries in Brazil reached US$ 447 million as of March 2022, representing a US$ 168 million increase compared to the same period of the previous year. The main variables by subsidiary, which explain this increase as of March 2022, are described below:

Enel Distribución Río S.A.: US$ 37 million higher EBITDA mainly due to an increase in toll revenues associated with non-regulated customers, lower transport costs due to lower network usage fees and a positive conversion effect caused by the appreciation of the Brazilian real against the US dollar.

Operating revenues at Enel Distribución Río increased by US$ 68 million, or 19.6% as of March 2022, mainly explained by: (i) US$ 38 million for higher average sale prices, from the effect of inflation readjustment (12.57% tariff readjustment applicable as of March 15, 2021); (ii) US$ 23 million higher revenues from energy tolls for customers (non-local regulated market); (iii) a US$ 26 million increase in other operating income mainly explained by higher construction revenues from the application of IFRIC 12 "Service Concession Agreements" (hereinafter "IFRIC 12"); (iv) US$ 8 million higher revenues from the updating financial assets associated with IFRIC 12; (v) US$ 5 million for increased revenue from fines to customers for late payments; and (vi) US$ 19 million positive conversion effect related to the appreciation of the Brazilian real against the US dollar. All of the above was partially offset by US$ 51 million lower revenues due to decreased volume of energy sales (- 110GWh) related to lower temperatures registered during the first quarter of 2022 compared to the same period of 2021, leading to a reduced energy consumption from devices such as air conditioning.

Operating costs increased by US$ 31 million, or 13.9% as of March 2022, compared to March 2021 and are mainly explained by: (i) US$ 10 million higher energy purchase costs due to higher average purchase prices (ii) US$ 12 million negative conversion effect related to the appreciation of the Brazilian real against the US dollar; (iii) US$ 26 million higher other variable supplies and

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

services stemming from the construction costs due to IFRIC 12 application; (iv) US$ 1 million associated with higher variable costs. This was partially offset by: (i) US$ 11 million due to lower volumes of physical energy purchases; and (ii) US$ 7 million lower transport costs due to lower tariff in the use of networks.

Staff costs remained in line with the same period of the previous year.

Other expenses by nature remained in line with the same period of the previous year.

BRAZIL
Subsidiaries	Energy Losses (%)			Number of customers (in millions)
	March 2022	March 2021	% Change	March 2022	March 2021	% Change

Enel Distribución Río	20.6%	22.3%	(7.6%)	3.06	3.00	2.2%

Enel Distribución Ceará S.A.: US$ 29 million higher EBITDA mainly due to higher average sale prices and a positive conversion effect related to the appreciation of the Brazilian real against the US dollar during the first quarter of 2022.

Operating revenues at Enel Distribución Ceará increased by US$ 98 million, or 33.5% as of March 2022, which is mainly explained by: (i) US$ 32 million for higher average sale prices, due to the effect of the inflation readjustment (8.95% tariff readjustment applicable as of April 22, 2021); (ii) US$ 2 million for higher sales volume (+48GWh); (iii) higher energy toll revenues for customers in the non-regulated market totaling US$ 4 million; (iv) a US$ 32 million increase in other operating income mainly explained by higher construction revenues, due to the application of IFRIC 12; (v) US$ 4 million higher revenues from the updating financial assets associated with IFRIC 12; (vi) US$ 6 million for increased revenues from customer penalties for late payments; and (vii) US$ 18 million positive conversion effect caused by the appreciation of the Brazilian real against the US dollar.

Operating costs increased by US$ 67 million, or 32.2% as of March 2022, compared to March 2021 mainly explained by: (i) US$ 25 million higher energy purchase costs due to higher average purchase prices; (ii) US$ 4 million higher cost due to greater physical volume of energy purchased; (iii) a US$ 13 million negative conversion effect related to the appreciation of the Brazilian real against the US dollar; and (iv) US$ 32 million higher other variable supplies and services due to construction costs from the IFRIC 12 application. All of the above was partially offset by US$ 7 million lower costs from decreased transport costs for lower tariff in the use of networks.

Staff expenses decreased by US$ 1 million as a result of US$ 2 million lower staff costs due to lower workforce and lower completion costs carried out during the 2021 period, partially offset by US$ 1 million negative conversion effect related to the appreciation of the Brazilian real against the US dollar.

Other expenses by nature increased by US$ 3 million, mainly due to: (i) US$ 1 million higher maintenance costs and increased contingency provisions, and (ii) a US$ 2 million negative conversion effect caused by the appreciation of the Brazilian real against the US dollar.

24

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

BRAZIL
Subsidiaries	Energy Losses (%)			Number of customers (in millions)
	March 2022	March 2021	% Change	March 2022	March 2021	% Change

Enel Distribución Ceará	16.3%	15.9%	2.5%	4.07	3.98	2.2%

Enel Distribución Goiás: US$ 16 million higher EBITDA mainly due to increased revenues related to better average sale prices, higher toll revenues associated with free customers, and lower transport costs due to reduced network usage rates.

Operating revenues at Enel Distribución Goiás increased by US$ 80 million, or 21.9% as of March 2022, which is mainly explained by: (i) US$ 16 million higher average sale prices, due to the effect of inflation readjustment (16.45% tariff readjustment applicable as of October 22, 2021); (ii) US$ 5 million higher revenues from energy tolls charged to free customers; (iii) a US$ 42 million increase in other operating income mainly explained by higher construction revenues, due to the application of IFRIC 12; (iv) US$ 1 million higher revenues from updating financial assets associated with IFRIC 12; (v) $1 million for increased revenue from fines to customers for late payments and (vi) US$ 21 million positive conversion effect caused by the appreciation of the Brazilian real against the US dollar. All of the above partially offset by US$ 6 million less revenues due to lower volume of energy sales (-18GWh) related to the lower temperatures registered during the first quarter of 2022 compared to the same period of the previous year, and that caused decreased consumption of electrical energy from devices such as air conditioners.

Operating costs increased by US$ 63 million mainly explained by: (i) US$ 15 million higher energy purchase costs due to higher average prices; (ii) US$ 42 million higher other variable supplies and services which correspond mainly to higher construction costs due to the application of IFRIC 12; and (iii) a US$ 15 million negative conversion effect caused by the appreciation of the Brazilian real against the US dollar. This was partially offset by US$ 9 million lower transport costs due to lower rates in the usage of networks.

Staff costs in line with the previous year.

Other expenses by nature increased by US$ 1 million basically explained by the negative conversion effect related to the appreciation of the Brazilian real against the US dollar.

BRAZIL
Subsidiaries	Energy Losses (%)			Number of customers (in millions)
	March 2022	March 2021	% Change	March 2022	March 2021	% Change

Enel Distribución Goiás	11.2%	11.0%	1.8%	3.31	3.23	2.5%

Enel Distribución Sao Paulo: US$ 86 million higher EBITDA mainly due to better average sale prices, lower staff costs as a result of the digitalization plan carried out during 2021, and a positive conversion effect related to the appreciation of the Brazilian real against the US dollar.

Operating revenues at Enel Distribución Sao Paulo increased by US$ 84 million, or 10.7% as of March 2022, which is mainly explained by: (i) US$ 37 million for higher average sale prices due to the effect of inflation readjustment (9.44% tariff readjustment applicable as of July 4, 2021); (ii) a US$ 5 million increase in other operating income mainly explained by higher construction revenues from the application of IFRIC 12; (iii) US$ 7 million higher revenues from updating financial assets associated with IFRIC 12; and (iv) a US$ 40 million positive conversion effect caused by the appreciation of the Brazilian real against the US dollar. All of the above was partially offset by US$5 million lower revenues due to a decreased volume of energy sales (- 98GWh) related to lower temperatures registered during the first quarter of 2022 compared to the same period of the previous year, that caused a decreased consumption of electrical energy from devices such as air conditioners.

25

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Operating costs increased by US$ 24 million, mainly explained by: (i) US$ 5 million higher other variable supplies and services which correspond mainly to higher construction costs due to the application of IFRIC 12; and (ii) a US$ 27 million negative conversion effect caused by the appreciation of the Brazilian real against the US dollar. The foregoing partially offset by: (i) US$ 6 million lower transportation costs due to lower tariff in network usage; and (ii) US$ 2 million lower cost in energy purchase mainly due to lower average purchase prices.

Staff costs decreased by US$ 23 million mainly by: (i) US$ 19 million lower retirement costs and lower payroll in March 2022 due to the restructuring plan costs associated with the Group's digitalization strategy carried out during 2021; and (ii) US$ 5 million increased service activations made by the Company's own staff in the network service activation and deactivation. This was partially offset by the US$ 1 million negative conversion effect as a result of the appreciation of the Brazilian real against the US dollar.

Other expenses by nature decreased by US$ 4 million compared to March 2021, mainly due to US$ 6 million lower contracts for third-party services, partially offset by a US$ 2 million negative conversion effect related to the appreciation of the Brazilian real against the US dollar.

BRAZIL
Subsidiaries	Energy Losses (%)			Number of customers (in millions)
	March 2022	March 2021	% Change	March 2022	March 2021	% Change

Enel Distribución Sao Paulo	10.6%	10.9%	(2.8%)	8.09	7.93	2.1%

Colombia

COLOMBIA	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

Enel Colombia - Distribution (Ex - Codensa)	159	137	22	15.9%

EBITDA Distribution Segment	159	137	22	15.9%

EBITDA of the distribution segment of our subsidiary Enel Colombia reached US$ 159 million as of March 2022, representing a US$ 22 million increase compared to the same period of the previous year. The main variables, which explain this increase as of March 2022, are described below:

Enel Colombia – Distribution (Ex – Codensa): US$ 22 million higher EBITDA mainly due to higher average sale prices and higher remuneration for assets.

Operating revenues in Enel Colombia – Distribution (Ex – Codensa) increased by US$ 50 million, or 12.1% as of March 2022, mainly by: (i) US$ 50 million higher revenues due to better average sale prices, and higher physical energy sale volume (+148GWh); (ii) US$ 21 million higher revenues due to increased income from investment recognition remunerated with a higher tariff due to a greater regulatory asset base; (iii) US$ 8 million revenue from the operation of four e-bus yards as of March 2022; and (iv) US$ 4 million higher revenues from public lighting in Bogotá from upgrading remuneration parameters and public lighting in Cundinamarca municipalities. The above was partially offset by US$ 33 million due to the negative conversion effect related to the devaluation of the Colombian peso against the US dollar.

26

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Operating costs increased by US$ 32 million or 7.7% as of March 2022 mainly by: (i) US$ 36 million higher energy purchase costs due to higher average sale prices; and (ii) US$ 9 million higher energy transportation costs. All of the above was offset by US$ 13 million, due to the negative conversion effect from the devaluation of the Colombian peso against the US dollar.

Staff costs were in line with the same period of the previous year.

Other expenses by nature decreased by US$ 4 million mainly due to the devaluation of the Colombian peso against the US dollar.

COLOMBIA
Subsidiaries	Energy Losses (%)			Number of customers (in millions)
	March 2022	March 2021	% Change	March 2022	March 2021	% Change

Enel Colombia - Distribution (Ex - Codensa)	7.5%	7.7%	(2.6%)	3.73	3.64	2.4%

Total Distribution Segment	7.5%	7.7%	(2.6%)	3.73	3.64	2.4%

Peru

PERU	EBITDA (US$ million)
Subsidiaries	First quarter
	Q1 2022	Q1 2021	Change	% Change

Enel Distribución Perú	64	61	3	4.7%

EBITDA Distribution Segment	64	61	3	4.7%

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 64 million as of March 2022, representing a US$ 3 million increase compared to the same period of the previous year.

Enel Distribución Perú S.A.: US$ 3 million higher EBITDA mainly due to an increase in sale prices offset by lower results from the conversion effect because of the devaluation of the new Peruvian sol against the US dollar.

Operating revenues at Enel Distribución Perú increased by US$ 18 million mainly explained by: (i) US$ 19 million higher energy sales due to an increase in average sale prices; and (ii) US$ 9 million for higher physical energy sales (+ 51GWh). All of the above was offset by a US$ 10 million negative conversion effect as a result of the devaluation of the Peruvian sol against the US dollar.

Operating costs increased by US$ 13 million mainly by US$ 20 million due to higher prices and volumes of energy purchases, partially offset by the US$ 7 million positive conversion effect from the devaluation of the Peruvian sun against the US dollar.

Enel Distribución Perú's staff costs were in line with the same period of the previous year.

27

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Other expenses by nature increased by US$ 2 million mainly due to lower fixed operating costs and maintenance services.

PERU
Subsidiaries	Energy Losses (%)			Number of customers (in millions)
	March 2022	March 2021	% Change	March 2022	March 2021	% Change

Enel Distribución Perú	8.7%	8.6%	1.2%	1.50	1.46	2.6%

Total Distribution Segment	8.7%	8.6%	1.2%	1.50	1.46	2.6%

28

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Depreciation, Amortization, and Impairment

Below we present a summary of EBITDA, Depreciation, Amortization and Impairment Costs and EBIT for Enel Américas Group subsidiaries for the periods ended on March 31, 2022, and 2021 by segment and country:

Segment	First quarter (US$ million)
	EBITDA	Depreciation, Amortization and Impairment	EBIT	EBITDA	Depreciation, Amortization and Impairment	EBIT
	Q1 2022			Q1 2021

Generation and Transmission:
Argentina	27	(22)	5	22	(22)	(0)
Brazil	165	(33)	132	52	(5)	47
Colombia	199	(18)	181	180	(17)	163
Peru	96	(15)	81	77	(13)	64
Central America	26	(10)	16	-	-	-
Total Generation and Transmission Segment	513	(98)	415	331	(57)	274

Distribution:
Argentina	(4)	(28)	(32)	3	(33)	(30)
Brazil	447	(181)	266	279	(131)	148
Colombia	159	(36)	123	137	(33)	104
Peru	64	(19)	45	61	(17)	44
Total Distribution Segment	666	(264)	402	480	(214)	266

Less: consolidation adjustments and other business activities	(13)	(2)	(15)	(22)	-	(22)

Total Consolidated Enel Américas	1,166	(364)	802	789	(271)	518

Depreciation, amortization, and impairment totaled US$ 364 million as of March 2022, increasing by US$ 93 million compared to the same period in the previous year.

Depreciation and amortization totaled US$ 268 million as of March 2022, representing a US$ 47 million increase compared to March 2021. This is mainly explained by the following increases: (i) EGP Américas companies incorporated on April 1, 2021 with US$ 41 million; (ii) Enel Distribución Rio with US$ 4 million, composed of US$ 3 million due to higher depreciations because of higher activations and a US$ 1 million increase due to the appreciation of the Brazilian real against the US dollar; (iii) Enel Distribución Sao Paulo with US$ 5 million, composed of US$ 3 million due to higher depreciations related to higher activations, and US$ 2 million increase due to the appreciation of the Brazilian real against the US dollar; (iv) Enel Distribución Goiás with US$ 3 million composed of US$ 2 million due to higher depreciations because of greater activations and US$ 1 million increase due to the appreciation of the Brazilian real against the US dollar; (v) Enel Green Power Cachoeira Dourada with US$ 3 million, composed of US$ 2 million due to higher depreciations related to higher activations, and a US$ 1 million increase due to appreciation of the Brazilian real against the US dollar.

All these increases were partially offset by the decrease in depreciation in Argentine companies, mainly due to the conversion effect of the devaluation of the Argentine peso against the US dollar; (i) Edesur with US$ 7 million, and (ii) US$ 2 million in Enel Generación Costanera.

On the other hand, impairment losses due to the application of IFRS 9 on financial assets, totaled US$ 96 million as of March 2022 representing a US$ 46 million increase compared to the same period of the previous year, mainly explained by increases in: (i) Enel Distribución Goiás with US$ 12 million; (ii) Enel Distribución Ceará with US$ 10 million; (iii) Enel Distribución Rio with US$ 17 million; (iv) Enel Distribución Sao Paulo with US$ 3 million; and (v) Edesur with US$ 4 million.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

The following table presents the consolidated non-operating income for the years ended on March 31, 2022, and 2021:

NON OPERATING INCOME (in million of US$)	First quarter
	Q1 2022	Q1 2021	Change	% Change

Financial Income
Argentina	17	17	-	-
Brazil	72	31	41	137.0%
Colombia	5	3	2	50.6%
Peru	2	1	1	83.2%
Central America	1	-	1	-
Consolidation adjustments and other business activities	-	1	(1)	-
Total Financial Income	97	53	44	83.4%

Financial Expenses
Argentina	(72)	(43)	(29)	69.1%
Brazil	(216)	(118)	(98)	80.3%
Colombia	(35)	(24)	(11)	47.3%
Peru	(11)	(8)	(3)	47.2%
Central America	(1)	-	(1)	-
Consolidation adjustments and other activities	(12)	(6)	(6)	118.3%
Total Financial Expenses	(347)	(199)	(148)	74.5%

Foreign currency exchange differences, net
Argentina	13	10	3	35.5%
Brazil	145	(48)	193	(401.7%)
Colombia	(2)	(2)	0	(4.7%)
Peru	7	(2)	9	(535.1%)
Consolidation adjustments and other business activities	(77)	38	(115)	(302.1%)
Total Foreign currency exchange differences, net	86	(4)	90	n.a.

Total results by adjustment units (hyperinflation - Argentina)	57	21	36	168.5%

Enel Américas Financial Result	(107)	(129)	22	(16.4%)

Net Income Before Taxes	695	389	306	78.4%

Income Tax
Argentina	6	19	(13)	(65.7%)
Brazil	(106)	(16)	(90)	561.4%
Colombia	(94)	(69)	(25)	35.0%
Peru	(34)	(34)	(0)	(1.7%)
Central America	(5)	-	(5)	-
Consolidation adjustments and other activities	11	(1)	12	n.a.
Total Income Tax	(222)	(101)	(121)	119.6%

Net Income after taxes	473	288	185	63.9%
Net Income attributable to owners of parent	366	183	183	99.6%
Net income attributable to non-controlling interest	107	105	2	1.7%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Financial Result

Financial result was a US$ 107 million loss of as of March 2022, which represents a US$ 22 million decrease compared to the loss in the same period of the previous year. This variation is explained as follows:

(a)             US$ 44 million higher financial income mainly by: (i) US$ 25 million attributable to updating sectoral assets and liabilities in the Brazilian Distribution companies, highlighting Enel Distribución Sao Paulo with US$ 10 million; Enel Distribución Ceará with US$ 6 million, and Enel Distribución Goiás with US$ 8 million; (ii) higher interest earned on the maintenance of cash balances and equivalent cash totaling US$ 13 million, mainly in Brazil; (iii) other updates of judicial deposits, and other taxes to be recovered in the Brazilian distribution companies totaling US$ 6 million.

(b)             US$ 148 million higher financial expenses mainly explained by: (i) financial update for debt with energy purchasing supplier (CAMMESA) in Edesur totaling US$ 25 million; (ii) higher financial expenditure on bank loans totaling US$12 million; (iii) US$ 21 million higher financial expenditure for obligations to the public mainly in Enel Distribución Sao Paulo with US$ 13 million, and Enel Colombia with US$ 7 million; (iv) US$ 55 million for higher financial costs for valuation of derivative operations taken by distribution companies in Brazil totaling US$ 42 million (US$ 11 million from Enel Distribución Sao Paulo, US$ 16 million from Enel Distribución Rio, US$ 9 million from Enel Distribución Goiás, and US$ 6 million from Enel Distribución Ceará), and derivative operations from Enel Brasil for US$ 13 million, and (v) US$ 31 million higher financial costs due to higher loans granted mainly to Brazilian Companies by EFI.

(c) Results from readjustments increased by US$ 36 million and correspond to the financial result stemming from by the application in Argentina of IAS 29 Financial Information in Hyperinflationary Economies. They reflect the net balance arising from applying inflation to non-monetary assets and liabilities and income statements that are not determined on an updated basis, converted to US dollar at closing exchange rates.

(d) higher positive results for exchange differences totaling US$ 90 million, compared to the previous year, mainly due to: (i) a US$ 68 million increase in income from exchange differences corresponding to Brazilian companies’ debts with related companies outside the consolidation perimeter, those that originate from the strong appreciation of the Brazilian real from December 31, 2021 to March 31, 2022 (15%); and (ii) US$ 22 million corresponding to the same appreciation phenomenon of the Brazilian real and Peruvian sol versus the US dollar, which generates profits from exchange differences due to updating bank obligations and commercial payable accounts expressed in dollars in Enel Brasil, Enel Generación Piura and Enel Distribución Perú companies.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Corporate Income Tax reached US$ 222 million as of March 31, 2022, representing a US$ 121 million increase in expenses compared to the same period of the previous year. This increase is mainly explained by: (i) US$ 50 million higher tax expenses recognized in Enel Brasil associated with earnings from exchange differences given the appreciation of the Brazilian real against the US dollar in the three-month period that ended on March 31, 2022, compared to a loss under the same concept related to the devaluation experienced by the Brazilian currency against the US dollar in the same period of 2021; (ii) US$ 26 million higher income taxes in Enel Colombia, composed of better results and the exchange rate change from 30 to 35% whose effect has been valid as of 2022; (iii) US$ 12 million higher taxes associated with the incorporation of EGP Américas Companies into the consolidation perimeter, and (iv) US$ 33 million higher taxes associated with higher operating results where Enel Distribución Sao Paulo stands out with US$ 17 million and Edesur with US$ 16 million.

32

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	March 2022	December 2021	Change	% Change
	(US$ million)

Current Assets	8,587	7,062	1,525	21.6%
Non current Assets	31,680	27,897	3,783	13.6%

Total Assets	40,267	34,959	5,308	15.2%

Enel Américas' total assets as of March 31, 2022, increased by US$ 5,308 million compared to total assets as of December 31, 2021, mainly as a result of:

Current Assets showed a US$ 1,525 million increase equivalent to 21.6%, mainly explained by:

•	A US$ 367 million increase in cash and cash equivalents mainly composed of: (1) US$ 201 million net income from operating flows corresponding to charges for sales and service provision, net of payment to suppliers and others; (2) US$ 682 million net income from financing activities flows corresponding to: (i) US$ 782 million financing from bank loans and; (ii) US$ 635 million loans from related companies including loans from EFI to Enel Américas for US$ 400 million, to EGP Brasil for US$ 153 million, to Enel Distribución Goiás for US$ 72 million and EGP Perú for US$ 10 million. This was partially offset by: (i) US$ 462 million payments on loans and obligations to the public (ii) US$ 93 million dividend payments; (iii) US$ 126 million interest payments; (iv) US$ 16 million payments of financial lease liabilities, and (v) US$ 38 million other cash outgoings; (3) US$ 694 million net outflows from investment activities corresponding to: US$ 396 million disbursements for the incorporation of plant, equipment and properties, US$ 311 million payments for the incorporation of intangible assets, US$ 227 million payments for investments for more than 90 days, US$ 2 million payments of derivative operations and US$ 7 million other cash outgoings. These investment cash outflows were offset by US$ 13 million interest received, US$ 30 million loans from related companies, US$ 197 million from redemption of investments over 90 days and US$ 9 million from other income; and (4) a US$ 177 million decrease due to the change in exchange rates on cash and cash equivalents.
•	A US$ 1,058 million increase in Commercial Accounts receivable and other current accounts receivable mainly explained by: (i) US$ 982 million commercial accounts of Brazilian distribution companies corresponding to the US$ 497 million positive conversion effect due to the appreciation of the Brazilian real against the US dollar compared to December 2021, a US$ 485 million increase due to the long-term transfer of regulatory assets (CVA) for US$ 430 million and US$ 55 million higher accounts receivable due to energy sales in generation subsidiaries CGTF and Enel Trading; and (ii) a US$ 93 million increase in accounts receivable in Enel Colombia mainly US$ 57 million in Enel Colombia - Distribution and US$ 36 million in Enel Colombia - Generation due to higher energy sales, including US$ 27 million due to the appreciation of the Colombian peso against the US dollar. All of the above, partially offset by US$ 17 million lower accounts receivable mainly by US$ 12 million in EGP Central America.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022
•	US$ 106 million increase in stocks mainly explained by the effects of the appreciation of the foreign currencies in which we operate against the US dollar.

A US$ 3,783 million increase in Non-Current Assets equivalent to 13.6%, mainly due to:

•	A US$ 726 million increase in other non-current financial assets mainly explained by (i) Enel Brasil Group with US$ 644 million, due to the effects of the appreciation of the Brazilian real against the US dollar, which mainly affected the accounts receivable stemming from the application of IFRIC 12 in distribution companies totaling US$ 513 million, and a US$ 131 million increase due to greater investments; and (ii) Enel Colombia increased by US$ 82 million, mainly explained by the financial assets of the subsidiary Fontibon Ze S.A.S in relation to the US$ 74 million short-term transfers.

•	A US$ 549 million increase in other non-current non-financial assets mainly explained by: (i) US$ 527 million conversion effects on the Brazilian distribution subsidiaries due to the appreciation of the Brazilian real against the US dollar; and (ii) US$ 72 million higher assets under construction according to IFRIC 12. This was partially offset by lower taxes to be recovered from PIS and COFINS, mainly US$ 50 million short-term transfer in Enel Distribución Sao Paulo.

•	A US$ 802 million increase in Intangible Assets other than capital gains composed mainly of: (i) a US$ 761 million increase from the conversion effects to the US dollar from the functional currencies of each subsidiary, mainly in Brazil; (ii) a US$ 129 million increase for new investments; and (iii) US$ 33 million other increases. This was partially offset by the period amortization of US$ 121 million.

•	US$ 210 million increase in Capital Gains mainly explained by the conversion effects to the US dollar from the functional currencies of each subsidiary.

•	A US$ 1,333 million increase in Properties, Plants and Equipment composed mainly of (i) a US$ 942 million increase of due to the effects of conversion to US dollar from the functional currencies of each subsidiary; (ii) a US$ 284 million increase due to inflation from the application of IAS 29 in our Argentine subsidiaries, (iii) a US$ 249 million increase in new investments; and (iv) US$ 3 million other increases. This was partially offset by (i) US$ 141 million depreciation for the period; and (ii) US$ 4 million other decreases.

•	A US$ 168 million increase in Deferred Tax Assets mainly explained by the conversion effects from the functional currencies of each subsidiary to the US dollar.

34

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Liabilities and Equity	March 2022	December 2021	Change	% Change
	(US$ million)

Current Liabilities	9,821	7,796	2,025	26.0%
Non Current Liabilities	13,401	12,133	1,268	10.4%

Total Equity	17,045	15,030	2,015	13.4%
attributable to owners of parent company	14,463	12,833	1,630	12.7%
attributable to non-controlling interest	2,582	2,197	385	17.5%

Total Liabilities and Equity	40,267	34,959	5,308	15.2%

Enel Américas' total liabilities and equity as of 31 March 2022 increased by US$ 5,308 million compared to December 2021, mainly as a result of:

Current Liabilities increased by US$ 2,025 million, equivalent to 26.0%, mainly explained by:

•	A US$ 786 million increase in Other Current Financial Liabilities which is mainly explained by: (i) a US$ 429 million increase in Enel Américas explained by BBVA loans for US$ 400 million and accruing interest on the current debt net of its payments totaling US$ 29 million, (ii) a US$ 110 million increase in Enel Colombia - Generation, mainly due to the transfer of US$ 74 million long-term debt, US$ 22 million accrued interest and US$ 19 million conversion effects from the appreciation of the Colombian peso against the US dollar, (iii) a US$ 89 million increase in Enel Colombia - Distribution, mainly due to the transfer of long-term debt totaling US$ 70 million and US$ 19 million conversion effects resulting from the appreciation of the Colombian peso against the US dollar, (iv) US$ 137 million increase in Enel Brasil as a result of the US$ 87 million conversion effects due to appreciation of the Brazilian real against the US dollar and US$ 50 million long-term transfer net of payments in Enel Distribución Ceará, and (v) a US$ 16 million increase in Enel Perú corresponding mainly to the appreciation of the Peruvian sol against the US dollar.

•	A US$ 457 million increase in Commercial Accounts and other current accounts payable mainly explained by: (i) a US$ 282 million increase in the Enel Colombia - Generation mainly due to US$ 262 million higher accounts payable for energy purchases and suppliers, and US$ 20 million corresponding to the conversion effects as a result of the appreciation of the Colombian peso in relation to the US dollar, and (ii) a US$ 175 million increase in Enel Colombia - Distribution stemming from US$ 153 million greater accounts payable for energy purchases and suppliers, and US$ 22 million corresponding to the conversion effects of the appreciation of the Colombian peso in relation to the US dollar.

•	A US$ 655 million increase in Accounts Payable to Current Related Entities mainly due to: (i) a US$ 400 million increase corresponding to a loan obtained by Enel Américas from EFI; and (ii) a US$ 235 million increase corresponding to the loan obtained by Enel Brasil Group from EFI.

•	A US$ 27 million increase in Other Current Provisions mainly due to: (i) a US$ 15 million increase caused by the conversion effects from the appreciation of the local currencies of the countries where we operate against the US dollar, and (ii) US$ 12 million in Enel Colombia - Generation for the transfer of non-current provisions to current provisions for environmental provisions.
35

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

•	A US$ 88 million increase in Other Current Non-Financial Liabilities mainly by: (i) US$ 37 million conversion effects of the appreciation of foreign currencies against the US dollar; and (ii) a US$ 54 million increase due to higher taxes and social compensation, mainly in Enel Sao Paulo with US$ 19 million, in EGP Brasil with US$ 17 million, Enel Distribución Peru with US$ 12 million and Enel Distribución Río with US$ 5 million.

Non-Current Liabilities increased by US$ 1,268 million, equivalent to 10.4%, mainly explained by:

•	A US$ 418 million increase in other non-current financial liabilities (financial debt and derivatives) mainly explained by: (i) a US$ 452 million increase in Enel Brasil Group mainly as a result of the conversion effects of the Brazilian real against the US dollar totaling US$ 431 million and US$ 21 million related to the exchange rate variation of loans net of their short-term transfers; and (ii) a US$ 29 million increase in Enel Distribución Perú corresponding to the conversion effects of the Peruvian sol against the US dollar. This has been partially offset by decreases in: (i) Enel Colombia - Generation totaling US$ 42 million, mainly due to the short-term transfer of bonds for US$ 74 million, offset by the US$ 32 million conversion effects due to devaluation of the Colombian peso against the US dollar; and (ii) a US$ 18 million decrease in Enel Colombia - Distribution mainly due to short-term transfers of financial debt totaling US$ 70 million, offset by the US$ 52 million conversion effects of the devaluation of the Colombian peso.

•	A US$ 482 million increase in commercial accounts and other non-current accounts payable: (i) a US$ 455 million increase mainly in the Enel Brasil Group due to the appreciation of the Brazilian real against the US dollar; and (ii) a US$ 27 million increase in taxes payable of PIS and COFINS in Enel Distribución Río and Enel Distribución Goiás net of lower taxes payable in Enel Distribución Sao Paulo.

•	A US$ 125 million increase in other non-current provisions mainly due to: (i) US$ 116 million conversion effect from the devaluation of foreign currencies against the US dollar; and (ii) a US$ 9 million increase in provisions for labor risks.

•	A US$ 206 million increase in provisions for non-current employee benefits mainly explained by the US$ 215 million conversion effects of the US dollar from the functional currencies of each subsidiary. This was offset by a US$ 14 million decrease in Enel Distribución Sao Paulo mainly due to the US$ 43 million contributions paid, offset by US$ 28 million due to accrued interest from the defined benefit plan.

36

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Total Equity increased by US$ 2,015 million explained by:

•	Equity attributable to the owners of the controller increased by US$ 1,630 million mainly due to increases in: (i) US$ 1,262 million other reserves mainly due to: (a) US$ 1,698 million positive conversion differences; (b) US$ 57 million negative cash flow coverage reserves; and (c) US$ 379 million negative reserves mainly due to the merger effect of Enel Colombia totaling US$ 508 million, offset by US$ 129 million due to the application of IAS 29 "hyperinflationary economies" in Argentina; (ii) a US$ 366 million increase for net income during the period, and (iii) a US$ 2 million increase in actuarial profits.

•	Non-controlling interests increased by US$ 385 million mainly explained by (i) a US$ 192 million increase in comprehensive results mainly due to conversion differences, (ii) an increase in net income for the period totaling US$ 107 million; and (iii) a US$ 574 million increase in other miscellaneous reserves explained mainly by the merger effect of Enel Colombia with US$ 508 million and US$ 66 million other reserves due to the application of IAS 29" hyperinflationary economies" in Argentina. This was partially offset by US$ 488 million dividend payments.

37

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Development of the main financial indicators is as follows:

Financial Indicator		Unit	March 2022	December 2021	March 2021	Change	% Change

Liquidity	Current liquidity (1)	Times	0.87	0.91	-	(0.03)	(3.5%)
	Acid ratio test (2)	Times	0.81	0.84	-	(0.03)	(3.4%)
	Working Capital	MMUSD	(1,234)	(733)	-	(501)	68.4%
Leverage	Leverage (3)	Times	1.36	1.33	-	0.04	2.7%
	Short Term Debt (4)%		42.3%	39.1%	-	3.2%	8.1%
	Long Term Debt (5)%		57.7%	60.9%	-	(3.2%)	(5.2%)
	Financial Expenses Coverage (6)	Times	5.71	-	4.09	1.62	39.7%
Profitability	Operating Income/Operating Revenues	%	21.1%	-	14.6%	6.5%	45.1%
	ROE (annualized) (7)%		6.8%	-	10.2%	(3.4%)	(33.8%)
	ROA (annualized) (8)%		3.5%	-	4.1%	(0.6%)	(15.3%)

(1) It corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) It corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) It corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) It corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) It corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) It corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.
(7) Corresponds to the ratio between (i) the profit of the period attributable to the owners of the controller for 12 mobile months as of March 31 and (ii) the average between the equity attributable to the owners of the controller at the beginning and end of the period.
(8) Corresponds to the ration between (i) total earnings for the period for 12 mobile months as of March 31 and (ii) average total assets at the beginning and end of the period

- The Company’s Current liquidity as of March 31, 2022, reached 0.87 times, presenting a 3.5% decrease as compared to December 2021, mainly explained by increasing current financial liabilities.

- The Company’s Acid Test as of March 31, 2022, reached 0.81 times, presenting a 3.4% decrease as compared to December 31, 2021, also explained by increasing current financial liabilities

- The Company’s Working capital as of March 31, 2022, corresponds to a negative US$ 1,234 million value, which is worse by US$ 501 million as compared to December 31, 2021, where it reached a negative US$ 733 million value.

- The Company’s Leverage (indebtedness ratio) stood at 1.36 times as of March 31, 2022, which represents a 2.7% increase as compared to December 31, 2021, explained by a higher level of liabilities due to the conversion effect from the appreciation of the closing currencies mainly in Brazil and Colombia.

- The Hedging of financial costs as of the period that ended on March 31, 2022, was 5.71 times, a 39.7% increase as compared to the same period of the previous year, due to a higher operating result compared to the same period of the previous year, and a positive effect on exchange differences due to appreciation of closing currencies in Brazil.

- The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached 21.1% as of March 31, 2022.

- The Return-on-equity of the controller’s property owners (shareholders) reached 6.8%, which represents a 33.8 % decrease as compared to previous year’s indicator, as a result of the increase in the dominant equity resulting from the merger with EGP Américas in the second quarter of 2021.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

- The Return-on-assets stood at 3.5% as of March 31, 2022, which represents a 15.3% decrease as a result of the increase in total assets as a result of the merger with EGP Américas in the second quarter of 2021

MAIN CASH FLOWS

Net cash flow for the period was positive as of March 31, 2022, at US$ 189 million, representing a US$ 404 million increase over the same period of the previous year.

The main variables on account of the flows from the operating, investment and financing activities that explain this decrease in net cash flows, as compared to March 2021 are described below:

Cash Flows	March 2022	March 2021	Change	% Change
	(US$ million)

From Operating Activities	201	278	(77)	(27.7%)
From Investing Activities	(694)	(402)	(292)	(72.6%)
From Financing Activities	682	(91)	773	N.A.

Total Net Cash Flow	189	(215)	404	(187.9%)

Net cash flows from operating activities reached US$ 201 million as of March 2022, representing a 27.7% decrease compared to March of the previous year. The variation is explained by a net decrease in the collections categories for operating activities, mainly in: (i) US$ 1,075 million higher charges from sales and service provisions; (ii) US$ 5 million higher charges from premiums and benefits, annuities, and other benefits of subscribed policies; (iii) US$ 22 million other charges for operating activities. All of the above was partially offset by (i) US$ 639 million higher payments to suppliers for the supply of goods and services; (ii) US$51 million higher payments to and on behalf of employees; and (iii) US$ 488 million higher payments for other operating activities.

Cash flows from (used in) investment activities generated a US$ 694 million net outflow as of March 2022, which is mainly explained by: (i) disbursements for the incorporation of plant properties and equipment totaling US$ 396 million; (ii) incorporation of intangible assets totaling US$ 311 million; (iii) US$ 227 million investments for over 90 days; and (iv) US$ 9 million other cash inflows and outgoings. These investment cash outgoings were offset by interest received totaling US$ 13 million, US$ 39 million other income, and US$ 197 million for the redemption of investments for over 90 days.

Cash flows from (used in) financing activities generated a US$ 682 million net inflow as of March 2022, mainly originated by: (i) US$ 782 million bank loan financing; and (ii) US$ 635 million loans from related companies including EFI loans to Enel Américas for US$ 400 million, EGP Brasil for US$ 153 million, Enel Distribución Goiás for US$ 72 million and EGP Perú for US$ 10 million. This was partially offset by: (i) US$ 462 million loan payments and obligations to the public; (ii) US$ 93 million dividend payment; (iii) US$ 126 million interest payments; (iv) US$ 16 million payments of liabilities for financial leases, and (v) other cash outflows totaling US$ 38 million.

39

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Below we present the disbursements for the incorporation of Properties, Plant and Equipment and their Depreciation, for the periods as of March 2022 and 2021.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(US$ million)
Company	Disbursements for Incorporation of Properties, Plant and Equipment			Depreciation
	March 2022	March 2021	% Change	March 2022	March 2021	% Change

Enel Generación Chocon S.A.	-	-	-	4	4	0.0%
Enel Generación Costanera S.A.	16	8	100.0%	8	10	(20.0%)
Enel Colombia - Generation (Ex – Emgesa)	25	26	(3.8%)	27	17	58.8%
Enel Generación Perú S.A.	16	18	(11.1%)	9	10	(10.0%)
Chinango	1	1	0.0%	1	1	0.0%
EnelDistribución Goiás (Celg) (*)	111	49	126.5%	20	18	11.1%
EGP Cachoeira Dourada S.A.	-	-	-	3	1	200.0%
EGP Volta Grande	-	3	-	-	-	-
Enel Generación Fortaleza	-	2	-	3	2	50.0%
Enel Cien S.A.	2	-	-	1	1	0.0%
Enel Distribución Sao Paulo S.A. (Eletropaulo) (*)	66	46	43.5%	41	36	13.9%
Edesur S.A.	34	51	(33.3%)	21	28	(25.0%)
Enel Distribución Perú S.A.	47	41	14.6%	15	14	7.1%
Enel Distribución Rio (Ampla) (*)	57	26	119.2%	25	21	19.0%
Enel Distribución Ceara (Coelce) (*)	68	26	161.5%	16	16	0.0%
Enel Colombia - Distribution	90	94	(4.3%)	21	30	(30.0%)
Central Dock Sud S.A.	1	-	-	8	7	14.3%
Enel Generación Piura S.A.	4	7	(42.9%)	2	3	(33.3%)
Enel X Brasil	1	-	-	(0)	-	-
Enel Green Power Brasil	119	-	-	26	-	-
Enel Colombia (Ex- EGP Colombia)	43	-	-	1	-	-
Enel Green Power Perú	3	-	-	3	-	-
Enel Green Power Centroamérica	3	-	-	9	-	-
Enel Americas Holding and Investment companies	-	6	-	4	2	91.1%

Total	707	404	75.0%	268	221	21.1%

(*) Includes intangible assets concessions

40

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP SA

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation, and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements, which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation, and operating result.

Enel Américas and its operative subsidiaries are subject to environmental regulations, which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

Public authorities will approve such environmental impact studies.
Public opposition will not derive in delays or modifications to any proposed project.
Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

41

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

RISK MANAGEMENT POLICY

The companies that make up the Enel Américas Group follow the guidelines of the Risk Management Control System (RMCS) established at the Holding level (Enel Spa), which sets the guidelines for risk management through the respective standards, procedures, systems, etc., to be applied at the different levels of the Companies in Enel Américas Group, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business must continuously face. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee which, in turn, supports the Board's assessment and decisions regarding internal controls and risk management system, as well as those related to the approval of periodic financial statements.

To comply with the above, there is a specific Risk Management and Control policy within each Company, reviewed and approved at the beginning of each year by the Board of Enel Américas, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that can affect achieving business objectives. A new risk taxonomy for the entire Enel Group which considers 6 macro categories and 38 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a different role within the organization’s broader governance structure (business and internal control areas, acting as the first line, Risk Control, acting as second line and Internal Audit as the third line of defense). Each line of defense has an obligation to inform and keep senior management and Directors up to date on risk management, with Senior Administration being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company in the group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the Enel Américas Group's financial debt according to a fixed and/or protected interest rate on total gross debt, after contracted derivatives, is as follows:

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Gross Position:

	03-31-2022%	12-31-2021%
Fixed Interest Rate	25%	31%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility.

Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

To mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

During the First Quarter of 2022, exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty to access the derivatives market.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility on the 2022 First Quarter results.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of March 31, 2022, there are no operations to buy or sell energy futures for the purpose of hedging the contracting portfolio. As of December 31, 2021, there are no operations to buy or sell energy futures for the purpose of hedging the contracting portfolio.

Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period, which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 19 and 22.

As of March 31, 2022, the Enel Américas Group’s liquidity of in cash and other equivalents is MUS$1,763,297 and MUS$ 414,936 in long-term credit lines available unconditionally. As of December 31, 2021, the Enel Américas Group’s liquidity is MUS$ 1,396,253 in cash and other equivalents and MUS$ 1,119,278 in long-term credit lines available unconditionally.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In our electricity generation line of business, in relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation before applying the suspension of supply due to late payment, in accordance with the contractual conditions. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited. However, the measure of supply cut off due to payment defaults of vulnerable customers was suspended during the period of the health emergency in the countries in which Enel Américas operates.

In Argentina, in accordance with Decree 311/2020 of March 24, 2020, to date the government authorized cutting off the supply with some restrictions. The same in Brazil, in accordance with Resolution 878 of March 24, 2020, however, to date cutting off the supply has been resumed in all 4 distributors, including Rio de Janeiro, which returned to cut off the supply on July 1, 2021, with the end of the validity of Law No. 8,769/20, but adapting to the ANEEL resolution 928 of March 26, 2020 that prohibited to cut off the energy supply for low-income clients until December 31, 2021, making it difficult to recover the debt of this period. In Colombia, in accordance with Decrees 417 and 457, of March 17, 2020, and in Peru, in accordance with Decree 35-20, of April 3, 2020. To date, in both countries cutting off the supply has been maintained as always.

The Group's portfolio has shown resilience when faced with the global pandemic crisis. All this thanks to strengthening digital collection channels and a solid diversification of commercial clients who have had low exposure to COVID impacts.

Assets of a financial nature:

Cash surplus investments are made in first-line national and foreign financial institutions with limits established for each entity.

In the selection of investment banks, those with an investment grade rating are considered, considering the three main international rating agencies (Moody's, S&P and Fitch).

The placements can be backed with treasury bonds of the countries where it operates and / or papers issued by leading banks, privileging the latter by offering higher returns (always framed in the current placement policies).

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

Risk measurement

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-	Financial debt.

-	Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, which includes:

-	The various currencies in which our companies operate, the habitual local indices of bank practices.

-	The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the hypotheses described above, the Value at Risk for a quarter, of the positions discussed above corresponds to MUS$ 786,180.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of March 31, 2022

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions like those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: May 2, 2022